ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


05070988


SEC MAIL PROCESSING
RECEIVED
NOV 0 8 2005
WASH, D.C.
192
SECTION

Magyar Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001337068
(Registrant's CIK Number)

Exhibit 99.3.1 to the Pre-Effective Amendment No. 2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-128392
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Brunswick, State of New Jersey, on November 7, 2005.

MAGYAR BANCORP, INC.

By: 

Elizabeth E. Hance
President and Chief Executive Officer

FinPro
Building value together

October 14, 2005

Ms. Elizabeth E. Hance
President and CEO
Magyar Bancorp, MHC
Magyar Bancorp, Inc.
Magyar Bank
400 Somerset Street
New Brunswick, NJ 08901

Dear Ms. Hance:

This report represents FinPro, Inc.'s ("FinPro") updated independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Magyar Bancorp, Inc. (the "Mid Tier"). The Mid-Tier, a Delaware corporation, is offering for sale shares of its common stock in connection with the reorganization of Magyar Bank (the "Bank") into the mutual holding company form of ownership. The shares being offered represent 44.20% of the shares of common stock of the Mid-Tier that will be outstanding following the reorganization. We also intend to contribute 1.77% of the shares of the Mid-Tier that will be outstanding following the reorganization, and $500,000 in cash to a charitable foundation established by Magyar Bank, a New Jersey-chartered savings bank. After the stock offering, 54.03% of the Mid-Tier outstanding shares of common stock will be owned by Magyar Bancorp, MHC (the "MHC"), the proposed New Jersey-chartered mutual holding company parent. The Mid-Tier (hereafter referred to on a consolidated basis as the "Bank") is the proposed holding company for Magyar Bank.

This appraisal update is furnished pursuant to market pricing as of October 14, 2005 and the Bank's results for the nine months ended June 30, 2005. FinPro's initial appraisal report, dated September 2, 2005, included the Bank's results for the nine months ended June 30, 2005 and market pricing as of September 2, 2005.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 44.20% of the total shares will be sold to the depositors and public,
- 1.77% of the total shares will be contributed to a charitable foundation,

- cash equal to $500,000 will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $801 thousand at the midpoint,
- there will be an ESOP equal to 8.00% of the sum of the shares sold plus the shares contributed to the foundation funded internally, amortized over 30 years straight-line,
- there will be an MRP equal to 4.00% of the sum of the shares sold plus the shares contributed to the foundation, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the sum of the shares sold plus the shares contributed to the foundation, expensed at $3.83 per option over 5 years straight-line,
- the tax rate is assumed at 40.00%, and
- the net proceeds will be invested at the three-year treasury rate of 3.69%, pre-tax.

In preparing this final appraisal, FinPro reviewed its original appraisal and the Bank's prospectus. FinPro considered, among other factors, recent developments in stock market conditions, changes in the interest rate environment, level of subscription interest, as well as recent developments in the Bank's financial performance. FinPro reviewed the Bank's most recent financial performance with its management as well as other sources of public information that FinPro believes are reliable; however, FinPro cannot guarantee the accuracy and completeness of such information.

FinPro's final appraisal is based upon the Bank's representation that the information contained in its prospectus and additional information furnished to us by same is truthful, accurate, and complete. FinPro did not independently verify the financial statements, and other information provided by the Bank, nor did FinPro independently value any of the Bank's assets or liabilities. This final appraisal considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

FinPro's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank's pro forma market value. FinPro, Inc. is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by FinPro, Inc. shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FinPro's opinion is based upon circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of the Bank could materially affect the assumptions used in preparing this opinion.

REASONS FOR THE UPDATE

Since September 2, 2005, the date of the initial appraisal, there have been some market factors which would indicate that the estimated value range needs to be adjusted. The primary reasons for this update are as follows:

1. Recent conversion performance has been weaker that anticipated in the initial appraisal. Institutions that converted in 2005 have experienced recent price depreciation.
2. The Comparable Group prices and pricing multiples have declined modestly.
3. General market indices have declined.

During the quarter ended September 30, 2005, the Bank sold land and a building, which served as the former corporate headquarters. The Bank recognized a $2.9 million gain. There was not tax impact due to the structure of the transaction. All equity related pro forma figures will be adjusted for this gain as if the gain occurred at June 30, 2005.

Additionally, the Bank's financials have been adjusted for an increase in pension related expense. As a result, the Bank posted net income of $68 thousand, a decline of $38 thousand, for the nine months ended June 30, 2005. Additionally, equity capital was reduced for the $38 thousand expense.

RECENT MHC CONVERSION PERFORMANCE

In the appraisal dated September 2, 2005, FinPro made a moderate downward adjustment for subscription interest based upon the recent aftermarket performance of MHCs. Investors Savings a large recent MHC deal in New Jersey traded flat during its first few days of trading.

FIGURE 1 – RECENT MHC CONVERSION PERFORMANCE

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	Current Stock Price 10/14/2005
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40	0.20	NA	NA	NA	10.06
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52	12.50	11.50	NA	NA	10.60
Q4'05	**Average**					**83.96**	**6.35**	**11.50**	**NA**	**NA**	**10.33**
	Median					**83.96**	**6.35**	**11.50**	**NA**	**NA**	**10.33**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92	10.00	5.00	7.00	NA	9.75
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38	17.50	15.70	17.00	13.70	11.55
Q3'05	**Average**					**79.65**	**13.75**	**10.35**	**12.00**	**NA**	**10.65**
	Median					**79.65**	**13.75**	**10.35**	**12.00**	**NA**	**10.65**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47	6.00	6.90	7.50	5.70	10.00
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17	7.50	7.20	9.30	10.00	10.80
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70	10.00	2.50	1.50	1.50	10.18
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05	4.80	10.50	19.60	38.90	13.32
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98	-6.60	-7.10	-14.50	-9.00	8.53
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55	-0.50	-0.10	-5.00	7.90	10.25
Q2'05	**Average**					**83.49**	**3.53**	**3.32**	**3.07**	**9.17**	**10.51**
	Median					**84.61**	**5.40**	**4.70**	**4.50**	**6.80**	**10.22**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87	-1.50	-6.50	-12.50	8.40	11.26
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36	7.90	11.00	12.40	15.50	10.25
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04	13.90	14.30	10.80	6.00	11.36
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39	-1.00	0.00	-0.80	-6.00	9.46
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78	-6.50	-4.00	-1.50	-8.60	8.60
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45	2.00	0.00	0.50	-3.50	9.05
Q1'05	**Average**					**85.82**	**2.47**	**2.47**	**1.48**	**1.97**	**10.00**
	Median					**87.33**	**0.50**	**-**	**(0.15)**	**1.25**	**9.86**
2005 YTD	**Average**					**83.94**	**4.76**	**4.46**	**3.66**	**6.19**	**10.31**
	Median					**84.72**	**5.40**	**5.00**	**4.25**	**6.00**	**10.22**
SFBI	SFSB Inc. (MHC)	12/31/2004	10.0000	55.00	11,045	82.72	7.50	0.00	-0.50	-7.50	9.10
OSHC	Ocean Shore Holding Company (MHC)	12/22/2004	10.0000	54.30	31,767	91.09	21.50	22.50	6.30	10.40	10.85
LPBC	Lincoln Park Bancorp (MHC)	12/20/2004	10.0000	54.00	7,214	88.59	10.00	12.50	0.20	2.00	8.62
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/2004	10.0000	55.00	61,040	84.85	33.50	33.00	29.00	34.70	12.01
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/2004	10.0000	59.04	51,015	89.36	24.90	28.00	23.30	27.50	12.33
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	87.91	17.50	24.80	29.30	36.20	13.50
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	85.16	5.00	6.30	4.50	16.00	10.15
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	90.25	8.00	8.10	4.20	7.60	11.45
SIFI	SI Financial Group Inc. (MHC)	10/01/2004	10.0000	58.00	41,645	90.71	12.00	10.50	9.40	22.50	11.37
Q4'04	**Average**					**87.85**	**15.54**	**16.19**	**11.74**	**16.60**	**11.04**
	Median					**88.59**	**12.00**	**12.50**	**6.30**	**16.00**	**11.37**
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	75.90	15.00	20.50	35.00	35.00	13.00
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	85.45	3.75	2.50	-3.13	-0.13	8.75
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	85.18	20.00	22.50	9.50	9.50	13.79
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	92.82	29.50	25.00	12.50	25.00	10.05
Q2'04	**Average**					**84.84**	**17.06**	**17.63**	**13.47**	**17.34**	**11.40**
	Median					**85.32**	**17.50**	**21.50**	**11.00**	**17.25**	**11.53**
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	92.00	34.90	30.00	15.10	29.00	12.12
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	83.24	23.70	32.50	17.50	18.50	11.11
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	92.10	22.50	37.50	32.90	24.00	10.32
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	83.14	33.20	34.70	33.00	31.00	11.25
Q1'04	**Average**					**87.62**	**28.58**	**33.68**	**24.63**	**25.63**	**11.20**
	Median					**87.62**	**28.45**	**33.60**	**25.20**	**26.50**	**11.18**
2004	**Average**					**82.25**	**17.91**	**19.49**	**14.34**	**17.85**	**10.54**
	Median					**86.68**	**18.75**	**22.50**	**11.00**	**20.50**	**11.18**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	77.33	48.86	40.34	46.02	45.45	8.80
Q4'03	**Average**					**77.33**	**48.86**	**40.34**	**46.02**	**45.45**	**8.80**
	Median					**77.33**	**48.86**	**40.34**	**46.02**	**45.45**	**8.80**
2003	**Average**					**77.33**	**48.86**	**40.34**	**46.02**	**45.45**	**8.80**
	Median					**77.33**	**48.86**	**40.34**	**46.02**	**45.45**	**8.80**
1/1/2003	**Average**					**85.32**	**13.16**	**13.88**	**11.11**	**14.43**	**10.69**
10/14/2005	**Median**					**85.29**	**10.00**	**11.00**	**9.35**	**10.40**	**10.46**

Source: SNL Securities Data, FinPro Calculations

Between September 2, 2005 and October 14, 2005 recent MHC conversions have performed poorly. The median price change for 2005 conversions over this timeframe was (2.91%). Recent New Jersey MHC conversions have underperformed recent MHC conversions nationally over this timeframe. The price change for recent New Jersey MHC conversions is: Colonial (9.09%), Kearny (4.86%), Ocean Shore (6.14%), Lincoln Park (7.81%),Wawel (4.29%) and Clifton 0.88%.

FIGURE 2 – RECENT CONVERSION PRICE CHANGE

Ticker	Short Name	IPO Date	Current Stock Price 10/14/2005	Current Stock Price 9/2/2005	Price Change ($)
ISBC	Investors Bancorp, Inc. (MHC)	10/12/05	10.06	NA	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/05	10.60	NA	NA
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/05	9.75	10.65	-8.45%
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/05	11.55	11.70	-1.28%
COBK	Colonial Bankshares, Inc. (MHC)	06/30/05	10.00	11.00	-9.09%
HBOS	Heritage Financial Group (MHC)	06/30/05	10.80	11.06	-2.35%
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/05	10.18	10.19	-0.10%
RCKB	Rockville Financial, Inc. (MHC)	05/23/05	13.32	13.57	-1.84%
FFCO	FedFirst Financial Corp. (MHC)	04/07/05	8.53	8.90	-4.16%
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/05	10.25	11.96	-14.30%
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/05	11.26	11.90	-5.38%
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/05	10.25	10.18	0.69%
KRNY	Kearny Financial Corp (MHC)	02/24/05	11.36	11.94	-4.86%
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/05	9.46	9.80	-3.47%
BVFL	BV Financial, Inc. (MHC)	01/14/05	8.60	8.80	-2.27%
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/05	9.05	9.25	-2.16%
2005 YTD	**Average**				**-4.22%**
	Median				**-2.91%**
SFBI	SFSB Inc. (MHC)	12/31/04	9.10	9.20	-1.09%
OSHC	Ocean Shore Holding Company (MHC)	12/22/04	10.85	11.56	-6.14%
LPBC	Lincoln Park Bancorp (MHC)	12/20/04	8.62	9.35	-7.81%
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/04	12.01	12.84	-6.46%
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/04	12.33	13.01	-5.23%
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/04	13.50	14.30	-5.59%
PSBH	PSB Holdings, Inc. (MHC)	10/05/04	10.15	10.30	-1.46%
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/04	11.45	12.45	-8.03%
SIFI	SI Financial Group Inc. (MHC)	10/01/04	11.37	12.14	-6.34%
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/04	13.00	13.40	-2.99%
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/04	8.75	8.65	1.16%
OFFO	Osage Federal Financial Inc. (MHC)	04/01/04	13.79	13.50	2.15%
WAWL	Wawel Savings Bank (MHC)	04/01/04	10.05	10.50	-4.29%
KFED	K-Fed Bancorp (MHC)	03/31/04	12.12	12.80	-5.31%
CZWI	Citizens Community Bancorp (MHC)	03/30/04	11.11	12.75	-12.86%
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/04	10.32	10.23	0.88%
CHEV	Cheviot Financial Corp. (MHC)	01/06/04	11.25	11.89	-5.38%
2004 YTD	**Average**				**-4.40%**
	Median				**-5.31%**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/03	8.80	9.20	-4.35%
2003 YTD	**Average**				**-4.35%**
	Median				**-4.35%**

Source: SNL Securities Data, FinPro Calculations

Based upon the performance of recent MHC offerings since the date of the initial appraisal, FinPro believes that the "moderate downward adjustment" for subscription interest needs to adjusted to a "downward adjustment".

COMPARABLE GROUP PRICE CHANGE

Eight of the twelve Comparable Group members experienced a decrease in stock price. The decrease in the median stock price was 0.04% and the average stock price decrease was 2.05%.

FIGURE 3 - COMPARABLE PRICE CHANGE

Ticker	Short Name	10/14/2005 Market Value ($M)	10/14/2005 Stock Price ($)	9/2/2005 Stock Price ($)	Dollar Change ($)	Percentage Change (%)
	Comparable Group					
ALLB	Greater Delaware Valley Savings Bank (MH	89.70	26.07	26.76	(0.69)	-2.58%
BCSB	BCSB Bankcorp, Inc. (MHC)	78.90	13.37	13.15	0.22	1.67%
CHEV	Cheviot Financial Corp. (MHC)	111.60	11.25	11.89	(0.64)	-5.38%
CSBK	Clifton Savings Bancorp, Inc. (MHC)	313.10	10.32	10.23	0.09	0.88%
FFFS	First Federal Financial Services, Inc. (MHC)	51.00	13.00	13.40	(0.40)	-2.99%
GCBC	Greene County Bancorp Inc. (MHC)	75.50	18.28	17.70	0.58	3.28%
GOV	Gouverneur Bancorp Inc. (MHC)	28.10	12.30	12.48	(0.18)	-1.44%
JXSB	Jacksonville Bancorp, Inc. (MHC)	25.60	13.00	12.86	0.14	1.09%
KFED	K-Fed Bancorp (MHC)	174.90	12.12	12.80	(0.68)	-5.31%
ONFC	Oneida Financial Corp. (MHC)	80.50	10.60	11.20	(0.60)	-5.36%
PBHC	Pathfinder Bancorp, Inc. (MHC)	32.00	13.00	13.50	(0.50)	-3.70%
WFD	Westfield Financial Inc. (MHC)	227.00	22.80	23.83	(1.03)	-4.32%
	Comparable Average	107.33	14.68	14.98	(0.31)	-2.05%
	Comparable Median	79.70	13.00	13.01	(0.00)	-0.04%

Source: SNL Securities and FinPro Calculations

The Comparable Group's median price to fully converted LTM core earnings per share decreased by 7.95%. The median price to fully converted tangible book value decreased by 0.92%.

FIGURE 4 - COMPARABLE FULLY CONVERTED MULTIPLE CHANGES

		Price Multiple Changes											
Ticker	Short Name	10/14/2005 Core LTM EPS (x)	9/2/2005 Core LTM EPS (x)	Percentage Change (x)	10/14/2005 Book Value (%)	9/2/2005 Book Value (%)	Percentage Change (%)	10/14/2005 Tangible Bk Value (%)	9/2/2005 Tangible Bk Value (%)	Percentage Change (%)	10/14/2005 Assets (%)	9/2/2005 Assets (%)	Percentage Change (%)
	Comparable Group												
ALLB	Greater Delaware Valley Savings Bank (MH	43.32	44.11	-1.80%	93.33	94.21	-0.94%	93.33	94.21	-0.94%	20.01	20.47	-2.25%
BCSB	BCSB Bankcorp, Inc. (MHC)	72.81	72.10	0.99%	91.17	90.40	0.84%	94.00	93.23	0.82%	9.29	9.14	1.59%
CHEV	Cheviot Financial Corp. (MHC)	35.55	37.20	-4.43%	85.77	88.59	-3.19%	85.77	88.59	-3.19%	33.45	35.03	-4.50%
CSBK	Clifton Savings Bancorp, Inc. (MHC)	43.04	42.75	0.69%	89.10	88.65	0.50%	89.10	88.65	0.50%	31.44	31.20	0.74%
FFFS	First Federal Financial Services, Inc. (MHC)	21.60	22.17	-2.56%	83.16	84.63	-1.74%	83.16	84.63	-1.74%	31.38	32.16	-2.44%
GCBC	Greene County Bancorp Inc. (MHC)	21.89	21.26	2.93%	109.78	108.09	1.56%	109.78	108.09	1.56%	22.83	22.18	2.93%
GOV	Gouverneur Bancorp Inc. (MHC)	26.86	27.19	-1.21%	86.81	87.52	-0.81%	86.81	87.52	-0.81%	21.30	21.57	-1.26%
JXSB	Jacksonville Bancorp, Inc. (MHC)	25.55	25.29	1.05%	79.39	78.79	0.76%	87.43	86.81	0.72%	9.67	9.57	1.13%
KFED	K-Fed Bancorp (MHC)	28.27	32.20	-12.21%	95.80	99.21	-3.44%	98.23	101.65	-3.37%	23.90	26.40	-9.46%
ONFC	Oneida Financial Corp. (MHC)	16.71	17.56	-4.86%	87.67	90.45	-3.07%	102.41	105.25	-2.70%	16.87	17.73	-4.87%
PBHC	Pathfinder Bancorp, Inc. (MHC)	32.78	33.85	-3.18%	81.50	83.29	-2.16%	91.67	93.48	-1.94%	9.75	10.13	-3.69%
WFD	Westfield Financial Inc. (MHC)	30.77	31.94	-3.65%	99.15	101.43	-2.25%	99.15	101.43	-2.25%	24.90	25.88	-3.78%
	Comparable Average	33.26	33.97	-2.08%	90.22	91.27	-1.16%	93.40	94.46	-1.12%	21.23	21.79	-2.55%
	Comparable Median	29.52	32.07	-7.95%	88.39	89.53	-1.28%	92.50	93.36	-0.92%	22.07	21.88	0.86%

Source: SNL Securities and FinPro Calculations

The Comparable Group's median price to GAAP LTM core earnings per share decreased by 9.21%. The median price to GAAP tangible book value decreased by 2.56%.

FIGURE 5 - COMPARABLE GAAP MULTIPLE CHANGES

		Price Multiple Changes											
Ticker	Short Name	10/14/2005 Core LTM EPS (x)	9/2/2005 Core LTM EPS (x)	Percentage Change (x)	10/14/2005 Book Value (%)	9/2/2005 Book Value (%)	Percentage Change (%)	10/14/2005 Tangible Bk Value (%)	9/2/2005 Tangible Bk Value (%)	Percentage Change (%)	10/14/2005 Assets (%)	9/2/2005 Assets (%)	Percentage Change (%)
	Comparable Group												
ALLB	Greater Delaware Valley Savings Bank (MH	66.10	67.80	-2.51%	258.20	265.00	-2.57%	258.20	265.00	-2.57%	23.19	23.80	-2.56%
BCSB	BCSB Bankcorp, Inc. (MHC)	151.70	149.20	1.68%	180.90	177.90	1.69%	192.40	189.20	1.69%	9.78	9.62	1.66%
CHEV	Cheviot Financial Corp. (MHC)	43.30	45.70	-5.25%	143.70	151.90	-5.40%	143.70	151.90	-5.40%	39.69	41.94	-5.36%
CSBK	Clifton Savings Bancorp, Inc. (MHC)	54.90	54.40	0.92%	154.20	152.80	0.92%	154.20	152.80	0.92%	37.01	36.68	0.90%
FFFS	First Federal Financial Services, Inc. (MHC)	24.50	25.30	-3.16%	136.50	140.70	-2.99%	136.50	140.70	-2.99%	36.78	37.91	-2.98%
GCBC	Greene County Bancorp Inc. (MHC)	26.10	25.30	3.16%	227.70	220.40	3.31%	227.70	220.40	3.31%	25.30	24.50	3.27%
GOV	Gouverneur Bancorp Inc. (MHC)	32.20	32.60	-1.23%	151.30	153.50	-1.43%	151.30	153.50	-1.43%	23.79	24.14	-1.45%
JXSB	Jacksonville Bancorp, Inc. (MHC)	30.00	29.70	1.01%	123.60	122.30	1.06%	144.30	142.80	1.05%	10.11	10.00	1.10%
KFED	K-Fed Bancorp (MHC)	33.70	39.10	-13.81%	192.70	203.00	-5.07%	202.80	213.50	-5.01%	27.34	30.56	-10.54%
ONFC	Oneida Financial Corp. (MHC)	19.00	20.10	-5.47%	151.20	159.80	-5.38%	201.10	212.50	-5.36%	18.36	19.39	-5.31%
PBHC	Pathfinder Bancorp, Inc. (MHC)	42.70	44.40	-3.83%	149.90	155.70	-3.73%	187.70	194.90	-3.69%	10.47	10.87	-3.68%
WFD	Westfield Financial Inc. (MHC)	36.30	38.00	-4.47%	181.20	189.40	-4.33%	181.20	189.40	-4.33%	27.02	28.24	-4.32%
	Comparable Average	46.71	47.63	-1.94%	170.93	174.37	-1.97%	181.76	185.55	-2.04%	24.07	24.80	-2.96%
	Comparable Median	35.00	38.55	-9.21%	152.75	157.75	-3.17%	184.45	189.30	-2.56%	24.55	24.32	0.93%

Source: SNL Securities and FinPro Calculations

The change in the Comparable pricing would indicate that the estimated value range should be reduced slightly.

THRIFT EQUITY MARKET

Since September 2, 2005, (the date of the market prices in FinPro's appraisal) the market for thrift stocks, as measured by the SNL Thrift Index, decreased 6.95%. The SNL MHC Index decreased 1.48% during this time period. Meanwhile, the S&P 500 Index and the Dow Jones Industrial Average decreased 2.58% and 1.53%, respectively. The index changes were as follows:

FIGURE 6 - PERIOD INDEX CHANGE

Index	9/2/2005	10/14/2005	$ Change	% Change
MHC Index	2,904.5	2,861.5	(42.99)	-1.48%
SNL Index	1,593.0	1,482.3	(110.71)	-6.95%
S&P 500	1,218.0	1,186.6	(31.45)	-2.58%
Dow Jones Industrial Average	10,447.4	10,287.3	(160.03)	-1.53%

Source: SNL Securities and FinPro Calculations

The move in the SNL Thrift Index and the SNL MHC Index would indicate that the estimated value range should be adjusted slightly downward.

VALUATION DETERMINATION

As in our initial appraisal, FinPro analyzed the pro forma price to core earnings, pro forma price to tangible book and pro forma price to book ratios in combination with one another in determining an appropriate pro forma estimated market value for the Bank.

Since the date of the initial appraisal:

- The performance of recent MHC conversions, particularly ones in New Jersey, has weakened, as shown in Figure 2. As such, it is appropriate to change the subscription interest adjustment factor to "downward" from "moderate downward".
- during that same period of time, eight of the twelve Comparable Group members experienced a decrease in their stock price. The average price decreased 2.05% and the median price increased 0.04%, as shown in Figure 4; and
- the SNL MHC Index decreased 1.48%, the SNL Thrift Index increased 6.95% and the S&P 500 and the Dow Jones Industrial Average decreased 2.58% and 1.53%, respectively, as shown in Figure 6;

Based upon these factors, FinPro is of the opinion that the pro forma pricing multiples of estimated value range established in the September 2, 2005 appraisal should be reduced.

However, the pro forma price to tangible book multiple will decline based upon the pro forma adjustment to capital for the $2.9 million gain on sale. As such, FinPro believes that the range established as of September 2, 2005 is still appropriate after considering the impact of the gain on sale recognized in the September 30, 2005 quarter end.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

The Bank's valuation at the midpoint as if fully converted is estimated to be $44,000,000. Based upon a range below and above the midpoint value, the relative values are $37,400,000 at the minimum and $50,600,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $58,190,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 7 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,400,000	$ 10.00	$ 44,000,000
Range:			
- Minimum	3,740,000	10.00	37,400,000
- Maximum	5,060,000	10.00	50,600,000
- Super Maximum	5,819,000	10.00	58,190,000

Source: FinPro Inc. Pro forma Model

FIGURE 8 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	50.00						
Price-Core Earnings Ratio P/E	Mid	52.63	33.26	29.52	37.90	41.75	34.32	31.60
	Max	62.50						
	Smax	66.67						
	Min	65.79%						
Price-to-Book Ratio P/B	Mid	70.42%	90.22%	88.39%	87.30%	89.10%	92.26%	91.05%
	Max	74.18%						
	Smax	77.94%						
	Min	65.79%						
Price-to-Tangible Book Ratio P/TB	Mid	70.42%	93.40%	92.50%	89.82%	90.17%	95.38%	92.81%
	Max	74.18%						
	Smax	77.94%						
	Min	10.58%						
Price-to-Assets Ratio P/A	Mid	12.25%	21.23%	22.07%	26.42%	31.44%	23.42%	24.07%
	Max	13.87%						
	Smax	15.67%						

Source: FinPro Calculations

FIGURE 9 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	111.11	52.63	70.42%	70.42%	12.25%
Comparable Group Median	35.00	29.52	88.39%	92.50%	22.07%
(Discount) Premium	217.46%	78.29%	-20.33%	-23.87%	-44.48%

Source: SNL data, FinPro Calculations

As Figure 9 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 78.29% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 23.87% discount to the Comparable Group.

FIGURE 10 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	125.00	66.67	77.94%	77.94%	15.67%
Comparable Group Median	35.00	29.52	88.39%	92.50%	22.07%
(Discount) Premium	257.14%	125.85%	-11.82%	-15.74%	-28.98%

Source: SNL data, FinPro Calculations

As Figure 10 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 125.85% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 15.74% discount to the Comparable Group.

The Bank's pricing at the midpoint for a MHC conversion assuming an issuance of 44.40%, is $19,800,000. Based upon a range below and above the midpoint value, the relative values are $16,830,000 at the minimum and $22,770,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $26,185,500.

FIGURE 11 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $38,073,200 at 44%	1,683,000	$10	$16,830,000
Appraised Value - $44,792,000 at 44%	1,980,000	$10	$19,800,000
Appraised Value - $51,510,800 at 44%	2,277,000	$10	$22,770,000
Appraised Value - $59,237,420 at 44%	2,618,550	$10	$26,185,500

Source: FinPro Inc. Pro forma Model

The pro forma pricing multiples are as follows:

FIGURE 12 - GAAP MHC PRICING MULTIPLES TO THE MHC MARKET

		Bank	Comparables		State		Nati
			Mean	Median	Mean	Median	Mean
	$38,073,200	62.50					
Price-Core Earnings Ratio P/E	$44,792,000	76.92	46.71	35.00	37.90	41.75	47.08
	$51,510,800	83.33					
	$59,237,420	90.91					
	$38,073,200	95.33%					
Price-to-Book Ratio P/B	$44,792,000	105.26%	170.93%	152.75%	87.30%	89.10%	177.88%
	$51,510,800	114.03%					
	$59,237,420	123.00%					
	$38,073,200	95.33%					
Price-to-Tangible Book Ratio P/TB	$44,792,000	105.26%	181.76%	184.45%	89.82%	90.17%	188.89%
	$51,510,800	114.03%					
	$59,237,420	123.00%					
	$38,073,200	11.14%					
Price-to-Assets Ratio P/A	$44,792,000	13.00%	24.07%	24.55%	26.42%	31.44%	26.47%
	$51,510,800	14.84%					
	$59,237,420	16.92%					

Source: FinPro Computations

FIGURE 13 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	250.00	76.92	105.26%	105.26%	13.00%
Unadjusted MHC Trading Median	32.95	35.00	152.75%	184.45%	24.55%
(Discount) Premium	658.73%	119.77%	-31.09%	-42.93%	-47.04%

Source: SNL data, FinPro Calculations

As Figure 13 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 119.77% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 42.93% discount to the Comparable Group.

Figure 14 - Comparable GAAP Pricing Multiples to the Bank's Pro Forma Super Maximum

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	250.00	90.91	123.00%	123.00%	16.92%
Unadjusted MHC Trading Median	32.95	35.00	152.75%	184.45%	24.55%
(Discount) Premium	658.73%	159.74%	-19.48%	-33.32%	-31.07%

Source: SNL data, FinPro Calculations

As Figure 14 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 159.74% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 33.32% discount to the Comparable Group.

As a secondary check, FinPro also considered the trading levels of five other New Jersey based thrifts that undertook a mutual holding company reorganization.

FIGURE 15 – PRICING RELATIVE TO OTHER RECENT NJ MHC CONVERSIONS

		Current	Current Price in Relation to *Fully Converted*				
		Stock		LTM		Tangible	
		Price	LTM EPS	Core EPS	Book Value	Book Value	Assets
Ticker	Short Name	($)	(x)	(x)	(%)	(%)	(%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.32	42.75	43.04	89.10	89.10	31.44
COBK	Colonial Bankshares, Inc. (MHC)	10.00	NA	NA	NA	NA	NA
ISBC	Investors Bancorp, Inc. (MHC)	10.06	NA	NA	NA	NA	NA
KRNY	Kearny Financial Corp (MHC)	11.36	32.94	41.75	82.63	90.19	31.76
OSHC	Ocean Shore Holding Company (MHC)	10.85	49.23	28.92	90.17	90.17	16.07
	Median		42.75	41.75	89.10	90.17	31.44
	Magyar - Minimum		111.11	50.00	65.79	65.79	10.58
	Magyar - Mid Point		111.11	52.63	70.42	70.42	12.25
	Magyar - Maximum		125.00	62.50	74.18	74.18	13.87
	Magyar - Super Maximum		125.00	66.67	77.94	77.94	15.67
	Implied After Market Price Assuming Smax Close		NM	$ 6.26	$ 11.43	$ 11.57	$ 20.06

Source: SNL Data, FinPro Computations

VALUATION CONCLUSION

It is FinPro's opinion that as of October 14, 2005, the estimated pro forma market value of the Bank in a full offering was $44,000,000 at the midpoint of a range with a minimum of $37,400,000 and a maximum of $50,600,000 at 15% below and 15% above the midpoint of the range, respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $58,190,000. The shares issued to the foundation will be funded using authorized but unissued shares. Including the shares issued to the foundation, the valuation range is $38,073,200, $44,792,000, $51,510,800, and $59,237,420 at the minimum, midpoint, maximum and super maximum, respectively.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 44.20% will equal 1,683,000 shares, 1,980,000 shares, 2,277,000 shares and 2,618,550 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 67,320, 79,200, 91,080, and 104,742 shares to the charitable foundation at the minimum, midpoint, maximum and super maximum, respectively.

Respectfully Submitted,



FinPro, Inc.

List of Exhibits
Magyar Bancorp, Inc.

Exhibit

Magyar Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	50.00						
Price-Core Earnings Ratio P/E	Mid	52.63	33.26	29.52	37.90	41.75	34.32	31.60
	Max	62.50						
	Smax	66.67						
	Min	65.79%						
Price-to-Book Ratio P/B	Mid	70.42%	90.22%	88.39%	87.30%	89.10%	92.26%	91.05%
	Max	74.18%						
	Smax	77.94%						
	Min	65.79%						
Price-to-Tangible Book Ratio P/TB	Mid	70.42%	93.40%	92.50%	89.82%	90.17%	95.38%	92.81%
	Max	74.18%						
	Smax	77.94%						
	Min	10.58%						
Price-to-Assets Ratio P/A	Mid	12.25%	21.23%	22.07%	26.42%	31.44%	23.42%	24.07%
	Max	13.87%						
	Smax	15.67%						

Valuation Parameters

Parameter	Symbol		Value	Note
Prior Twelve Mos. Earning Base	Y			
Period Ended June 30, 2005		$	147	(1)
Pre-Conversion Book Value	B			
As of June 30, 2005		$	26,001	
Pre-Conversion Assets	A			
As of June 30, 2005		$	327,932	
Return on Money	R		2.21%	(2)
Conversion Expenses		$	1,023	
	X		2.33%	(3)
Proceeds Not Invested		$	5,375	(4)
Estimated ESOP Borrowings		$	3,583	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	119	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	1,792	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	358	
Foundation Amount		$	792	(7)
Foundation Amount	F		1.80%	1.80%
Foundation Opportunity Cost		$	18	
Tax Benefit	Z	$	317	(8)
Tax Rate	TAX		40.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	44,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2005.
(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 40% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $44,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $44,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $44,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price Per Share	Total Value
Appraised Value - Midpoint	4,400,000	$ 10.00	$ 44,000,000
Range:			
- Minimum	3,740,000	10.00	37,400,000
- Maximum	5,060,000	10.00	50,600,000
- Super Maximum	5,819,000	10.00	58,190,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	3,740,000	4,400,000	5,060,000	5,819,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 37,400,000	$ 44,000,000	$ 50,600,000	$ 58,190,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	3,740,000	4,400,000	5,060,000	5,819,000
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 37,400,000	$ 44,000,000	$ 50,600,000	$ 58,190,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		3,740,000	4,400,000	5,060,000	5,819,000
Conversion Shares Offered		3,740,000	4,400,000	5,060,000	5,819,000
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 37,400	$ 44,000	$ 50,600	$ 58,190
Plus: Value issued to Foundation	(9)	673	792	911	1,047
Pro Forma Market Capitalization		38,073	44,792	51,511	59,237
Gross Proceeds		37,400	44,000	50,600	58,190
Less: Est. Conversion Expenses		963	1,023	1,084	1,154
Less: Cash issued to Foundation		500	500	500	500
Net Proceeds		$ 35,937	$ 42,477	$ 49,016	$ 56,536
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 35,937	$ 42,477	$ 49,016	$ 56,536
Less: ESOP Adjustment	(3)	3,046	3,583	4,121	4,739
Less: MRP Adjustment	(3)	1,523	1,792	2,060	2,369
Net Proceeds Reinvested		$ 31,368	$ 37,102	$ 42,835	$ 49,428
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$ 693	$ 820	$ 947	$ 1,092
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	61	72	82	95
Less: Option Expense	(10)	292	343	395	454
Less: MRP Adjustment	(7)	183	215	247	284
Pro Forma Net Income		157	190	223	259
Earnings Before Conversion		147	147	147	147
Earnings Excluding Adjustment		304	337	370	406
Earnings Adjustment	(6)	399	399	399	399
Earnings After Conversion		$ 703	$ 736	$ 769	$ 805

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at June 30, 2005		$ 26,001	$ 26,001	$ 26,001	$ 26,001
Net Conversion Proceeds		35,937	42,477	49,016	56,536
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		1,173	1,292	1,411	1,547
Less: After Tax Expense of Foundation		(704)	(775)	(846)	(928)
Less: ESOP Adjustment	(1)	(3,046)	(3,583)	(4,121)	(4,739)
Less: MRP Adjustment	(2)	(1,523)	(1,792)	(2,060)	(2,369)
Pro Forma Net Worth		$ 57,838	$ 63,620	$ 69,401	$ 76,048
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 57,838	$ 63,620	$ 69,401	$ 76,048
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 57,838	$ 63,620	$ 69,401	$ 76,048
Pro Forma Assets					
Total Assets at June 30, 2005		$ 327,932	$ 327,932	$ 327,932	$ 327,932
Net Conversion Proceeds		35,937	42,477	49,016	56,536
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		1,173	1,292	1,411	1,547
Less: After Tax Expense of Foundation		(704)	(775)	(846)	(928)
Less: ESOP Adjustment	(1)	(3,046)	(3,583)	(4,121)	(4,739)
Less: MRP Adjustment	(2)	(1,523)	(1,792)	(2,060)	(2,369)
Pro Forma Assets Excluding Adjustment		359,769	365,551	371,332	377,979
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 359,769	$ 365,551	$ 371,332	$ 377,979
Stockholder's Equity Per Share					
Net Worth at June 30, 2005		$ 6.83	$ 5.80	$ 5.05	$ 4.39
Estimated Net Proceeds		9.44	9.48	9.52	9.54
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.31	0.29	0.27	0.26
Less: After Tax Expense of Foundation		(0.18)	(0.17)	(0.16)	(0.16)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Net Worth Per Share		15.20	14.20	13.48	12.83
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 15.20	$ 14.20	$ 13.48	$ 12.83

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.04	$ 0.04	$ 0.03	$ 0.03
Incremental return Per Share	(8)	0.20	0.20	0.20	0.20
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.08)	(0.08)	(0.08)	(0.08)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.11	0.10	0.08	0.07
Pro Forma Earnings Per Share	(8)	$ 0.20	$ 0.19	$ 0.16	$ 0.15
Shares Utilized					
Shares Utilized		3,512	4,133	4,753	5,466
Pro Forma Ratios					
Price/EPS without Adjustment		111.11	111.11	125.00	125.00
Price/EPS with Adjustment		50.00	52.63	62.50	66.67
Price/Book Value per Share		65.79%	70.42%	74.18%	77.94%
Price/Tangible Book Value		65.79%	70.42%	74.18%	77.94%
Market Value/Assets		10.58%	12.25%	13.87%	15.67%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Severance Arraignments for CEO and CFO tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) The Foundation is assumed to be 2% of the gross proceeds.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		3,740	4,400	5,060	5,819
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 37,400	$ 44,000	$ 50,600	$ 58,190
Estimated Insider Purchases		(1,000)	(1,000)	(1,000)	(1,000)
ESOP Purchases		(3,046)	(3,583)	(4,121)	(4,739)
Proceeds to Base Fee On		$ 33,354	$ 39,417	$ 45,479	$ 52,451
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 334	$ 394	$ 455	$ 525
Advisory Fee		-	-	-	-
Total Underwriters Fee		334	394	455	525
All Other Expenses		629	629	629	629
Total Expense		$ 963	$ 1,023	$ 1,084	$ 1,154

Shares Calculations					
Shares Outstanding		3,807	4,479	5,151	5,924
Less: New ESOP Adjustment		305	358	412	474
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	10	12	14	16
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		3,512	4,133	4,753	5,466
Actual number of shares for EPS		3,512,888	4,132,809	4,752,730	5,465,640
Actual foundation shares		67,320	79,200	91,080	104,742

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	3,740,000	4,400,000	5,060,000	5,819,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	67,320	79,200	91,080	104,742
Total Shares	3,807,320	4,479,200	5,151,080	5,923,742
Exchange Shares	-	-	-	-
Conversion Shares	3,740,000	4,400,000	5,060,000	5,819,000
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 37,400,000	$ 44,000,000	$ 50,600,000	$ 58,190,000
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		304,585	358,336	412,086	473,899
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	149,600	176,000	202,400	232,760
Plus: New SOP 93-6 ESOP Shares	(2)	10,153	11,945	13,736	15,797
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		3,662,488	4,308,809	4,955,130	5,698,400
EPS		$ 0.20	$ 0.18	$ 0.16	$ 0.15
BV/Share		$ 14.62	$ 13.67	$ 12.96	$ 12.35
Voting Dilution		4.28%	4.25%	4.25%	4.26%

Option Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		304,585	358,336	412,086	473,899
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	380,732	447,920	515,108	592,374
Plus: New SOP 93-6 ESOP Shares	(2)	10,153	11,945	13,736	15,797
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		3,893,620	4,580,729	5,267,838	6,058,014
EPS		$ 0.18	$ 0.16	$ 0.15	$ 0.13
BV/Share		$ 14.72	$ 13.82	$ 13.16	$ 12.58
Voting Dilution		10.86%	10.83%	10.83%	10.84%

Magyar Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$38,073,200	62.50						
Price-Core Earnings Ratio P/E	$44,792,000	76.92	46.71	35.00	37.90	41.75	47.08	36.30
	$51,510,800	83.33						
	$59,237,420	90.91						
	$38,073,200	95.33%						
Price-to-Book Ratio P/B	$44,792,000	105.26%	170.93%	152.75%	87.30%	89.10%	177.88%	163.50%
	$51,510,800	114.03%						
	$59,237,420	123.00%						
	$38,073,200	95.33%						
Price-to-Tangible Book Ratio P/TB	$44,792,000	105.26%	181.76%	184.45%	89.82%	90.17%	188.89%	175.80%
	$51,510,800	114.03%						
	$59,237,420	123.00%						
	$38,073,200	11.14%						
Price-to-Assets Ratio P/A	$44,792,000	13.00%	24.07%	24.55%	26.42%	31.44%	26.47%	26.38%
	$51,510,800	14.84%						
	$59,237,420	16.92%						

Valuation Parameters

Parameter	Symbol		Value	Note
Twelve Months Ended	Y			
Period Ended June 30, 2005		$	**147**	(1)
Pre-Conversion Book Value	B			
As of June 30, 2005		$	**26,001**	
Pre-Conversion Assets	A			
As of June 30, 2005		$	**327,932**	
Return on Money	R		**2.21%**	(2)
Conversion Expenses		$	801	
	X		4.05%	(3)
Proceeds Not Invested		$	2,471	(4)
Estimated ESOP Borrowings			**$1,647**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$55	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30** Years	
Amort of MRP Amount	N		**5** Years	
Estimated MRP Amount		$	**824**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	165	
Foundation Amount		$	-	
Foundation Amount	F		**4.00%**	
Tax Rate	TAX		**40.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2005.
(2) Net Return assumes a reinvestment rate of 3.69 percent (the 1 year Treasury at June 30, 2005), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$19,800,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$19,800,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$19,800,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $38,073,200 at 44%	1,683,000	$10	$16,830,000
Appraised Value - $44,792,000 at 44%	1,980,000	$10	$19,800,000
Appraised Value - $51,510,800 at 44%	2,277,000	$10	$22,770,000
Appraised Value - $59,237,420 at 44%	2,618,550	$10	$26,185,500

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		1,683,000	1,980,000	2,277,000	2,618,550
Conversion Proceeds		3,807	4,479	5,151	5,924
Shares Offered		1,683	1,980	2,277	2,619
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Plus: Value issued to Foundation	(9)	$673	$792	$911	$1,047
Pro Forma Market Capitalization		$17,503	$20,592	$23,681	$27,233
Gross Proceeds		$16,830	$19,800	$22,770	$26,186
Less: Est. Conversion Expenses		$773	$801	$828	$859
Less: Capital to MHC		$25	$25	$25	$25
Less: Cash to Foundation		$500	$500	$500	$500
Net Proceeds		$15,532	$18,474	$21,417	$24,802
Estimated Income from Proceeds					
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Less: ESOP Adjustment	(3)	$1,400	$1,647	$1,894	$2,179
Less: MRP Adjustment	(3)	$700	$824	$947	$1,089
Net Proceeds Reinvested		$13,432	$16,003	$18,576	$21,534
Estimated Incremental Rate of Return		2.21%	2.21%	2.21%	2.21%
Estimated Incremental Return		$297	$354	$411	$477
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$28	$33	$38	$44
Less: Option Expense	(10)	$134	$158	$181	$209
Less: Amortization of MRP	(8)	$84	$99	$114	$131
Pro-forma Net Income		$51	$64	$78	$93
Earnings Before Conversion		$ 147	$ 147	$ 147	$ 147
Earnings Excluding Adjustment		$198	$211	$225	$240
Earnings Adjustment	(6)	$399	$399	$399	$399
Earnings After Conversion		$597	$610	$624	$639

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

(Dollars in Thousands, Except Per Share Amounts)

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
Pro-forma Net Worth					
Net Worth at June 30, 2005		$ 26,001	$ 26,001	$ 26,001	$ 26,001
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Net Worth		$39,902	$42,521	$45,141	$48,154
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$39,902	$42,521	$45,141	$48,154
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$39,902	$42,521	$45,141	$48,154
Pro-forma Assets					
Total Assets at June 30, 2005		$ 327,932	$ 327,932	$ 327,932	$ 327,932
Net Conversion Proceeds		$15,532	$18,474	$21,417	$24,802
Plus: Value issued to the Foundation		$1,173	$1,292	$1,411	$1,547
Less: After Tax cost of Foundation		($704)	($775)	($847)	($928)
Less: ESOP Adjustment	(1)	(1,400)	(1,647)	(1,894)	(2,179)
Less: MRP Adjustment	(2)	(700)	(824)	(947)	(1,089)
Pro-forma Assets Excluding Adjustment		341,833	344,452	347,072	350,085
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$341,833	$344,452	$347,072	$350,085
Per Share Data					
Net Worth at June 30, 2005		$6.83	$5.81	$5.05	$4.39
Estimated Net Proceeds		$4.08	$4.12	$4.16	$4.19
Plus: Value issued to the Foundation		$0.31	$0.29	$0.27	$0.26
Less: After Tax cost of Foundation		($0.18)	($0.17)	($0.16)	($0.16)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.18)	($0.18)	($0.18)	($0.18)
Pro-forma Net Worth Per Share		$10.49	$9.50	$8.77	$8.13
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$10.49	$9.50	$8.77	$8.13

Pro Forma Effect of Conversion Proceeds
As of June 30, 2005

		$ 38,073,200 Independent Valuation	$ 44,792,000 Independent Valuation	$ 51,510,800 Independent Valuation	$ 59,237,420 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.04	$0.03	$0.03	$0.03
Incremental return Per Share	(8)	$0.08	$0.08	$0.08	$0.08
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.04)	($0.04)	($0.04)	($0.04)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.11	$0.09	$0.08	$0.07
Pro Forma Earnings Per Share	(8)	$0.16	$0.13	$0.12	$0.11
Shares Utilized for EPS	(8)	3,672	4,319	4,968	5,713
Shares Utilized for Stockholders Equity	(9)	3,807	4,479	5,151	5,924
Pro-forma Ratios					
Price/EPS without Adjustment		200.00	250.00	250.00	250.00
Price/EPS with Adjustment		62.50	76.92	83.33	90.91
Price/Book Value per Share		95.33%	105.26%	114.03%	123.00%
Price/Tangible Book Value		95.33%	105.26%	114.03%	123.00%
Market Value/Assets		11.14%	13.00%	14.84%	16.92%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Severance Arraignments for CEO and CFO tax impacted at 40%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	1,683	1,980	2,277	2,619
Price Per Share	10	10	10	10
Gross Proceeds	16,830	19,800	22,770	26,186
Estimated Insider Purchases	**-1,000**	**-1,000**	**-1,000**	**-1,000**
ESOP Purchases	-1,400	-1,647	-1,894	-2,179
Proceeds to Base Fee On	14,430	17,153	19,876	23,007
Underwriters Percentage	**1.00%**	**1.00%**	**1.00%**	**1.00%**
Underwriters Fee	144	172	199	230
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	144	172	199	230
All Other Expenses	**629**	**629**	**629**	**629**
Total Expense	773	801	828	859
Full Shares	3,807	4,479	5,151	5,924
Shares Outstanding	1,683	1,980	2,277	2,619
Less: ESOP Adjustment	140	165	189	218
Plus: SOP 93-6 ESOP Shares	5	5	6	7
Shares for all EPS Calculations	3,672	4,319	4,968	5,713

Post Foundation

	Appraised Value			
	$38,073,200	$44,792,000	$51,510,800	$59,237,420
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	38,073	44,792	51,511	59,237
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	67	79	91	105
Total Shares	38,141	44,871	51,602	59,342
Exchange Shares 1	-	-	-	-
Conversion Shares	38,073	44,792	51,511	59,237
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$380,732	$447,920	$515,108	$592,374
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,025	164,736	189,446	217,863
Plus: New MRP issued	(1)	70,013	82,368	94,723	108,932
Plus: New SOP 93-6 ESOP Shares	(2)	4,668	5,491	6,315	7,262
Shares for all EPS Calculations		3,741,975	4,402,323	5,062,672	5,822,073
EPS		$ 0.16	$ 0.14	$ 0.13	$ 0.11
BV/Share		$10.29	$9.32	$8.61	$7.98
BV Dilution		1.90%	1.88%	1.88%	1.82%
Voting Dilution		1.84%	1.84%	1.84%	1.84%

Actual number of shares for EPS calculations	3,671,963	4,319,955	4,967,949	5,713,141
Actual number of shares for Foundation	67,320	79,200	91,080	104,742

Option Dilution					
Shares Outstanding		3,807,320	4,479,200	5,151,080	5,923,742
Less: New ESOP Adjustment		140,026	164,736	189,446	217,863
Plus: Options	(1)	175,032	205,920	236,808	272,329
Plus: New SOP 93-6 ESOP Shares	(2)	4,668	5,491	6,315	7,262
Shares for all EPS Calculations		3,846,994	4,525,875	5,204,756	5,985,470
EPS		$ 0.16	$ 0.13	$ 0.12	$ 0.11
BV/Share		$10.46	$9.52	$8.82	$8.21
Voting Dilution		4.77%	4.77%	4.77%	4.77%

Exhibit 3
Change in Pricing Multiples
Pricing Data as of September 2, 2005 and October 14, 2005

							Price Multiple Changes												
Ticker	Short Name	10/14/2005 Market Value ($M)	10/14/2005 Stock Price ($)	9/2/2005 Stock Price ($)	Dollar Change ($)	Percentage Change (%)	10/14/2005 Core LTM EPS (x)	9/2/2005 Core LTM EPS (x)	Percentage Change (x)	10/14/2005 Book Value (%)	9/2/2005 Book Value (%)	Percentage Change (%)	10/14/2005 Tangible Bk Value (%)	9/2/2005 Tangible Bk Value (%)	Percentage Change (%)	10/14/2005 Assets (%)	9/2/2005 Assets (%)	Percentage Change (%)
	Comparable Group																		
ALLB	Greater Delaware Valley Savings Bank (MH	89.70	26.07	26.76	(0.69)	-2.58%	43.32	44.11	-1.80%	93.33	94.21	-0.94%	93.33	94.21	-0.94%	20.01	20.47	-2.25%
BCSB	BCSB Bankcorp, Inc. (MHC)	78.90	13.37	13.15	0.22	1.67%	72.81	72.10	0.99%	91.17	90.40	0.84%	94.00	93.23	0.82%	9.29	9.14	1.59%
CHEV	Cheviot Financial Corp. (MHC)	111.60	11.25	11.89	(0.64)	-5.38%	35.55	37.20	-4.43%	85.77	88.59	-3.19%	85.77	88.59	-3.19%	33.45	35.03	-4.50%
CSBK	Clifton Savings Bancorp, Inc. (MHC)	313.10	10.32	10.23	0.09	0.88%	43.04	42.75	0.69%	89.10	88.65	0.50%	89.10	88.65	0.50%	31.44	31.20	0.74%
FFFS	First Federal Financial Services, Inc. (MHC)	51.00	13.00	13.40	(0.40)	-2.99%	21.60	22.17	-2.56%	83.16	84.63	-1.74%	83.16	84.63	-1.74%	31.38	32.16	-2.44%
GCBC	Greene County Bancorp Inc. (MHC)	75.50	18.28	17.70	0.58	3.28%	21.89	21.26	2.93%	109.78	108.09	1.56%	109.78	108.09	1.56%	22.83	22.18	2.93%
GOV	Gouverneur Bancorp Inc. (MHC)	28.10	12.30	12.48	(0.18)	-1.44%	26.86	27.19	-1.21%	86.81	87.52	-0.81%	86.81	87.52	-0.81%	21.30	21.57	-1.26%
JXSB	Jacksonville Bancorp, Inc. (MHC)	25.60	13.00	12.86	0.14	1.09%	25.55	25.29	1.05%	79.39	78.79	0.76%	87.43	86.81	0.72%	9.67	9.57	1.13%
KFED	K-Fed Bancorp (MHC)	174.90	12.12	12.80	(0.68)	-5.31%	28.27	32.20	-12.21%	95.80	99.21	-3.44%	98.23	101.65	-3.37%	23.90	26.40	-9.46%
ONFC	Oneida Financial Corp. (MHC)	80.50	10.60	11.20	(0.60)	-5.36%	16.71	17.56	-4.86%	87.67	90.45	-3.07%	102.41	105.25	-2.70%	16.87	17.73	-4.87%
PBHC	Pathfinder Bancorp, Inc. (MHC)	32.00	13.00	13.50	(0.50)	-3.70%	32.78	33.85	-3.18%	81.50	83.29	-2.16%	91.67	93.48	-1.94%	9.75	10.13	-3.69%
WFD	Westfield Financial Inc. (MHC)	227.00	22.80	23.83	(1.03)	-4.32%	30.77	31.94	-3.65%	99.15	101.43	-2.25%	99.15	101.43	-2.25%	24.90	25.88	-3.78%
	Comparable Average	107.33	14.68	14.98	(0.31)	-2.05%	33.26	33.97	-2.08%	90.22	91.27	-1.16%	93.40	94.46	-1.12%	21.23	21.79	-2.55%
	Comparable Median	79.70	13.00	13.01	(0.00)	-0.04%	29.52	32.07	-7.95%	88.39	89.53	-1.28%	92.50	93.36	-0.92%	22.07	21.88	0.86%

Exhibit 4
Industry Multiples
Pricing Data as of October 14, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market		Price/		Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
AABC	Access Anytime Bancorp, Inc.	16.69	28.80	10.70	10.70	18.50	18.70	128.30	233.60	7.69	-	-
ABCW	Anchor BanCorp Wisconsin Inc.	30.01	669.90	14.40	14.40	13.70	14.00	211.00	225.40	16.09	2.13	24.89
ABNJ	American Bancorp of New Jersey, Inc.	9.84	278.90	NM	119.30	NM	70.00	354.90	354.90	31.46	1.43	260.43
AF	Astoria Financial Corporation	25.40	2,741.00	11.60	11.60	11.90	11.50	185.30	213.70	11.30	3.15	36.00
ALFC	Atlantic Liberty Financial Corp	26.50	44.60	24.50	24.50	20.70	27.00	157.40	157.40	24.23	1.21	22.66
ASBI	Ameriana Bancorp	13.08	41.40	14.20	13.50	20.80	20.40	105.90	107.40	9.63	4.89	101.59
BBX	BankAtlantic Bancorp, Inc.	13.82	770.80	9.10	8.10	11.60	11.50	164.10	197.30	12.47	1.10	12.02
BFBC	Benjamin Franklin Bancorp, Inc.	13.41	109.90	NA	NA	NA	NA	100.60	155.80	12.72	0.89	NA
BFCF	BFC Financial Corporation	5.49	187.90	17.20	NA	12.80	NA	116.20	256.70	2.49	-	-
BFIN	BankFinancial Corporation	13.65	334.00	NA	NA	NA	NA	103.70	110.50	18.69	-	NA
BHL	Berkshire Hills Bancorp, Inc.	32.50	279.50	NM	67.60	35.70	19.80	114.20	196.20	13.52	1.72	54.95
BKMU	Bank Mutual Corporation	10.30	654.70	23.40	23.50	24.50	26.40	116.50	129.60	18.55	2.52	55.95
BKUNA	BankUnited Financial Corporation	21.09	629.40	NM	NM	26.00	28.60	129.50	137.40	6.42	0.09	1.85
BOFI	B of I Holding, Inc.	9.40	78.00	26.10	26.10	23.50	23.10	125.80	125.80	12.94	-	-
BRBI	Blue River Bancshares, Inc.	5.10	17.90	63.80	60.90	NM	111.00	108.00	136.90	8.48	-	-
BRKL	Brookline Bancorp, Inc.	14.93	919.60	41.50	40.30	45.20	46.50	150.10	162.30	41.51	2.28	224.24
BYFC	Broadway Financial Corporation	11.00	16.70	14.50	14.70	12.60	12.70	118.80	118.80	5.65	1.82	22.99
CASH	Meta Financial Group, Inc.	19.00	47.60	NM	NM	NM	NM	110.50	120.00	6.19	2.74	NM
CCBI	Commercial Capital Bancorp Inc.	15.84	874.20	11.70	12.20	11.20	11.20	131.20	326.40	16.94	1.89	17.96
CEBK	Central Bancorp, Inc.	27.56	43.80	14.10	15.80	14.70	16.40	111.70	118.50	8.24	2.61	28.88
CFB	Commercial Federal Corporation	34.26	1,309.90	23.80	16.80	NM	38.20	173.30	223.50	12.69	1.69	NM
CFCP	Coastal Financial Corporation	14.74	260.50	16.00	15.70	16.80	16.70	272.00	272.00	17.54	1.36	22.16
CFFC	Community Financial Corporation	20.01	41.90	9.80	9.80	10.80	11.10	128.40	128.50	10.33	2.20	23.66
CITZ	CFS Bancorp, Inc.	13.28	163.60	41.50	40.90	NM	NM	112.10	113.20	12.78	3.61	NM
CNY	Carver Bancorp, Inc.	15.79	39.70	12.00	12.00	16.80	12.10	84.30	84.30	6.41	2.03	30.85
CSBC	Citizens South Banking Corporation	12.75	92.50	24.50	24.70	31.10	27.10	130.60	145.70	17.98	2.20	65.85
CTZN	Citizens First Bancorp, Inc.	21.14	178.70	19.60	19.60	19.80	19.40	107.80	117.10	11.39	1.70	33.64
DCOM	Dime Community Bancshares, Inc.	13.88	515.70	17.40	11.90	12.60	11.50	179.30	222.40	15.75	4.03	50.91
DSL	Downey Financial Corp.	59.39	1,654.20	6.50	6.60	8.90	9.00	148.20	148.60	9.96	0.67	5.98
EFC	EFC Bancorp, Inc.	33.03	159.40	21.70	23.70	23.60	24.30	178.40	178.40	15.37	1.97	46.43
ESBF	ESB Financial Corporation	11.41	152.30	11.90	11.90	11.60	11.60	111.90	169.40	8.31	3.51	40.82
ESBK	Elmira Savings Bank, FSB	27.25	32.80	12.40	12.50	12.60	13.00	143.50	146.10	10.09	2.94	34.51
FBC	Flagstar Bancorp, Inc.	14.07	875.90	8.20	8.20	8.00	8.00	116.00	116.00	5.87	7.11	56.82
FBEI	First Bancorp of Indiana, Inc.	22.02	34.90	22.90	22.90	22.50	22.50	117.60	125.80	12.68	2.72	61.22
FBNW	FirstBank NW Corp.	27.36	80.20	11.00	11.00	12.50	12.50	110.90	150.50	9.72	2.92	40.18
FBSI	First Bancshares, Inc.	18.46	28.70	NM	NM	22.30	22.30	106.90	108.50	11.74	0.87	19.28
FBTC	First BancTrust Corporation	12.80	30.80	18.80	21.60	22.50	24.40	115.70	115.70	13.16	1.88	42.11
FBTX	Franklin Bank Corp.	15.67	366.20	13.50	13.60	12.80	12.90	115.60	179.20	8.29	-	-
FCAP	First Capital, Inc.	18.00	46.70	13.20	13.20	14.00	13.90	112.40	131.00	10.66	3.56	47.29
FCFL	First Community Bank Corporation of Americ	25.69	56.90	25.70	25.70	27.30	27.30	230.80	234.80	20.61	-	-
FDEF	First Defiance Financial Corp.	27.13	191.30	24.20	14.90	18.10	15.20	129.80	177.50	13.68	3.24	58.67
FDT	Federal Trust Corporation	10.71	88.90	19.10	19.00	22.80	20.30	208.40	208.40	13.24	1.12	25.53
FED	FirstFed Financial Corp.	50.85	841.20	9.90	9.90	11.50	11.50	162.90	164.30	9.07	-	-
FFBH	First Federal Bancshares of Arkansas, Inc.	23.00	116.20	15.50	15.50	15.10	15.10	153.00	153.00	14.43	2.26	31.58
FFBI	First Federal Bancshares, Inc.	19.70	24.50	20.50	41.50	15.60	19.60	100.80	108.30	6.88	2.44	37.30
FFCH	First Financial Holdings, Inc.	29.12	356.30	14.90	15.40	14.50	16.70	206.80	238.80	14.11	3.16	45.77
FFDF	FFD Financial Corporation	15.53	18.50	10.20	19.30	16.90	21.00	106.00	106.00	12.44	2.83	47.83
FFFD	North Central Bancshares, Inc.	37.70	57.80	14.50	11.40	12.40	11.40	132.90	150.00	12.06	3.08	36.84
FFFL	Fidelity Bankshares, Inc.	28.11	705.50	20.10	20.10	24.90	23.40	256.50	278.00	18.56	1.14	28.32
FFHS	First Franklin Corporation	16.50	27.30	12.10	42.30	29.50	56.30	111.30	111.30	10.06	1.94	57.14
FFIC	Flushing Financial Corporation	15.31	295.70	11.60	11.20	11.90	11.50	175.00	179.10	13.18	2.61	30.23
FFNM	First Federal of Northern Michigan Bancorp, I	9.10	28.20	NM	56.60	NM	48.30	77.50	86.40	10.20	2.20	347.00

Exhibit 4
Industry Multiples
Pricing Data as of October 14, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market		Price/		Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
FFSW	First Federal Banc of the Southwest, Inc.	15.19	59.70	15.80	15.80	NA	NA	123.80	138.50	10.59	1.84	NA
FFSX	First Federal Bankshares, Inc.	18.25	64.80	NM	91.30	15.70	23.10	92.10	125.20	11.04	2.19	34.48
FKFS	First Keystone Financial, Inc.	20.71	41.90	NM	NM	51.80	51.10	142.30	142.30	7.30	2.12	110.00
FMCO	FMS Financial Corporation	17.70	115.10	15.80	15.80	14.30	15.00	156.10	161.00	9.46	0.68	9.68
FMSB	First Mutual Bancshares, Inc.	24.74	132.30	13.70	13.70	13.90	13.90	204.60	204.60	12.65	1.62	20.79
FNFG	First Niagara Financial Group, Inc.	14.11	1,605.10	16.00	16.70	17.60	17.40	112.20	250.80	19.27	2.83	45.00
FNFI	First Niles Financial, Inc.	13.85	19.20	12.80	31.60	16.30	23.50	115.30	115.30	19.12	4.62	75.29
FPFC	First Place Financial Corp.	21.93	329.00	13.40	13.30	16.90	14.80	139.20	198.20	13.19	2.55	43.08
FPTB	First PacTrust Bancorp, Inc.	26.56	120.70	26.60	26.60	24.60	24.80	139.30	139.30	15.02	2.03	47.22
FSBI	Fidelity Bancorp, Inc.	19.07	55.80	15.40	16.30	14.70	14.90	132.00	141.40	8.32	2.73	35.88
GAFC	Greater Atlantic Financial Corp.	5.27	15.90	NM	NM	NM	NM	92.50	97.90	4.36	-	-
GCFC	Central Federal Corporation	8.50	19.10	NM	NM	NM	NM	98.20	109.30	11.55	4.24	NM
GDW	Golden West Financial Corporation	58.01	#######	12.50	12.50	13.10	13.20	224.90	224.90	15.19	0.41	5.43
GSLA	GS Financial Corp.	15.50	19.90	16.90	16.90	NM	21.10	69.00	69.00	10.51	2.58	307.69
HARB	Harbor Florida Bancshares, Inc.	34.50	827.20	16.90	17.00	17.40	17.60	264.60	268.00	28.09	2.32	30.30
HARL	Harleysville Savings Financial Corporation	17.16	66.90	13.40	13.60	13.30	13.50	142.60	142.60	8.82	3.50	45.12
HCBK	Hudson City Bancorp, Inc.	11.61	6,937.80	26.40	26.40	26.40	27.00	121.80	121.80	25.64	2.41	58.45
HCFC	Home City Financial Corporation	15.15	12.70	15.20	NM	17.00	24.20	97.10	99.10	8.39	2.90	49.44
HFBC	HopFed Bancorp, Inc.	15.80	57.60	13.60	17.50	14.20	15.50	114.30	127.60	9.75	3.04	43.24
HFFC	HF Financial Corp.	18.00	63.00	22.50	22.70	12.70	12.70	117.00	128.90	6.99	2.44	30.99
HIFS	Hingham Institution for Savings	38.68	80.90	12.90	12.90	13.30	13.30	173.40	173.40	13.80	2.07	33.68
HMNF	HMN Financial, Inc.	31.00	136.40	12.50	12.10	12.50	11.90	157.80	165.70	13.86	3.10	36.14
HWFG	Harrington West Financial Group, Inc.	16.65	89.30	11.90	12.20	11.20	11.30	159.20	181.10	8.05	3.00	29.87
ICBC	Independence Community Bank Corp.	32.04	2,672.00	12.10	12.40	11.60	11.40	116.40	259.50	14.72	3.37	37.91
IFSB	Independence Federal Savings Bank	11.50	17.90	10.30	10.30	NM	NA	103.00	103.00	10.74	-	-
JFBI	Jefferson Bancshares, Inc.	13.01	93.10	29.60	32.00	27.70	27.90	115.60	115.60	32.15	1.84	55.32
KNBT	KNBT Bancorp, Inc.	14.55	460.00	20.20	23.80	22.10	23.60	107.50	162.20	13.94	1.65	33.33
LARL	Laurel Capital Group, Inc.	21.25	42.20	18.30	18.60	20.60	20.70	148.50	168.70	13.33	3.76	77.67
LNCB	Lincoln Bancorp	15.73	85.00	NM	NM	62.90	24.50	84.80	116.90	10.53	3.56	224.00
LSBI	LSB Financial Corp.	26.84	41.50	11.80	11.80	12.00	12.00	128.70	128.70	11.15	2.27	26.79
LSBX	LSB Corporation	16.25	72.20	23.90	23.90	22.90	22.90	123.10	123.10	13.24	3.45	77.46
MAFB	MAF Bancorp, Inc.	40.42	1,294.20	13.30	13.40	13.50	13.40	136.00	204.00	12.85	2.28	30.10
MASB	MASSBANK Corp.	29.05	125.70	17.30	17.70	17.90	18.70	117.00	118.20	13.60	3.58	63.58
MCBF	Monarch Community Bancorp, Inc.	12.49	33.80	24.00	25.60	NM	NM	84.50	117.20	12.24	1.60	NM
MFBC	MFB Corp.	27.85	37.70	15.80	15.80	25.60	16.00	100.20	114.50	7.16	1.80	45.41
MFLR	Mayflower Co-operative Bank	15.00	31.10	16.30	16.30	16.70	16.80	166.70	167.30	12.92	2.67	44.44
MFSF	MutualFirst Financial, Inc.	21.30	98.20	14.00	14.00	19.20	19.20	112.00	113.20	11.44	2.44	45.95
MTXC	Matrix Bancorp, Inc.	13.09	86.70	12.60	NA	4.10	NA	89.20	89.20	4.39	-	-
NAL	NewAlliance Bancshares, Inc.	14.41	1,655.70	25.70	25.30	31.30	28.60	114.90	170.80	24.95	1.53	42.39
NASB	NASB Financial, Inc.	37.39	315.80	12.50	12.50	12.40	12.40	217.40	222.10	20.88	2.41	55.46
NDE	IndyMac Bancorp Inc.	36.51	2,318.20	7.20	7.40	9.30	9.30	165.10	175.20	11.94	4.38	37.76
NHTB	New Hampshire Thrift Bancshares, Inc.	13.36	56.40	10.40	10.40	11.10	10.90	122.80	166.90	8.88	3.74	41.67
NMIL	NewMil Bancorp, Inc.	28.84	119.30	13.60	13.60	14.00	14.00	218.80	257.40	14.69	2.77	37.38
NTBK	NetBank, Inc.	7.79	360.80	39.00	74.40	NM	NM	88.10	110.00	7.28	1.03	NM
NYB	New York Community Bancorp, Inc.	16.65	4,426.30	12.60	12.90	12.10	12.10	133.80	353.50	17.26	6.01	90.58
OCFC	OceanFirst Financial Corp.	22.58	288.00	14.10	14.10	14.60	14.70	212.60	214.70	14.54	3.54	51.61
PBCI	Pamrapo Bancorp, Inc.	21.69	107.90	13.90	13.90	13.60	13.60	189.90	189.90	16.89	4.06	54.37
PBNC	PFS Bancorp, Inc.	22.60	33.30	35.30	35.30	34.80	36.30	161.30	161.40	24.85	1.33	46.15
PBNY	Provident New York Bancorp	10.90	478.00	21.00	20.50	23.20	23.20	119.70	210.90	18.69	1.65	36.17
PCBI	Peoples Community Bancorp, Inc.	20.65	91.30	28.70	28.70	28.30	34.60	106.10	125.50	8.17	2.91	82.19
PEDE	Great Pee Dee Bancorp, Inc.	15.75	28.40	19.70	19.70	22.50	23.20	107.70	111.10	13.70	4.06	114.29
PFB	PFF Bancorp, Inc.	28.22	693.70	14.40	14.40	15.20	15.80	202.70	203.50	17.47	2.13	31.36

Exhibit 4
Industry Multiples
Pricing Data as of October 14, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PFDC	Peoples Bancorp	19.90	66.50	14.20	14.20	14.90	13.90	101.30	105.70	13.48	3.82	54.48
PFED	Park Bancorp, Inc.	30.50	34.20	22.40	23.40	17.70	29.20	105.70	105.70	12.58	2.36	41.86
PFS	Provident Financial Services, Inc.	16.79	1,205.30	21.00	21.10	19.80	19.90	108.30	179.90	18.97	1.91	34.12
PFSB	PennFed Financial Services, Inc.	17.68	234.40	15.80	15.80	15.90	15.90	189.30	189.30	11.45	1.58	21.62
PFSL	Pocahontas Bancorp, Inc.	12.50	58.00	17.40	30.90	27.80	33.70	110.30	152.00	8.05	2.56	71.11
PPBI	Pacific Premier Bancorp, Inc.	11.12	58.50	9.00	11.60	12.10	14.00	146.30	146.30	10.97	-	-
PROV	Provident Financial Holdings, Inc.	26.81	185.80	9.90	9.90	10.20	10.30	151.60	151.80	11.43	2.09	21.21
PRTR	Partners Trust Financial Group, Inc.	10.88	544.90	19.40	19.60	27.20	21.90	99.00	193.20	14.55	2.57	67.50
PSFC	Peoples-Sidney Financial Corporation	15.50	22.10	22.80	25.80	22.10	21.80	125.00	125.00	16.24	3.87	132.86
PULB	Pulaski Financial Corp.	17.25	145.60	19.60	19.60	20.30	20.30	312.00	315.00	18.91	1.85	32.94
PVFC	PVF Capital Corp.	11.43	88.30	14.30	14.30	16.10	16.10	132.90	132.90	10.72	2.36	37.92
PVSA	Parkvale Financial Corporation	27.50	155.00	12.10	12.00	13.40	13.40	136.90	193.70	8.24	2.91	38.83
RIVR	River Valley Bancorp	20.50	32.60	13.50	13.50	14.30	14.40	140.90	141.10	10.59	3.80	53.85
ROME	Rome Bancorp, Inc.	10.20	98.40	25.50	23.20	32.90	32.60	106.30	106.30	31.61	2.60	85.35
RPFG	Rainier Pacific Financial Group, Inc.	14.77	103.10	36.90	36.90	30.80	28.30	107.30	107.60	12.34	1.62	48.96
RVSB	Riverview Bancorp, Inc.	21.25	123.50	16.10	15.80	17.40	15.30	141.10	205.60	16.72	3.20	53.28
SFFS	Sound Federal Bancorp, Inc.	16.19	199.10	40.50	40.50	36.80	37.30	155.50	174.60	18.78	1.85	75.00
SOV	Sovereign Bancorp, Inc.	21.69	7,844.60	11.50	12.00	14.80	14.50	138.20	285.50	13.24	1.11	11.56
SSFC	South Street Financial Corp.	9.50	28.90	19.80	19.80	19.80	19.80	111.90	111.90	12.63	4.21	83.33
SVBI	Severn Bancorp, Inc.	18.30	152.20	9.70	10.90	10.90	11.40	231.20	232.40	19.23	1.31	13.99
SYNF	Synergy Financial Group, Inc.	12.19	145.90	30.50	29.90	31.30	31.30	147.50	148.80	15.80	1.64	46.15
SZB	SouthFirst Bancshares, Inc.	12.10	8.60	8.40	9.60	NM	20.70	81.90	86.40	6.10	3.31	NM
THRD	TF Financial Corporation	27.81	81.30	12.20	12.20	12.30	12.30	121.80	131.70	11.69	2.59	31.42
TONE	TierOne Corporation	24.91	452.00	13.50	13.50	15.20	15.30	156.00	191.20	14.10	0.96	13.41
TRST	TrustCo Bank Corp NY	12.09	907.30	15.10	16.00	15.70	17.90	386.60	387.50	31.45	4.96	77.92
TSBK	Timberland Bancorp, Inc.	23.20	86.70	11.40	11.40	13.90	13.90	118.90	132.60	15.69	2.76	36.53
TSH	Teche Holding Co.	38.00	85.00	14.60	14.60	15.10	15.70	138.60	148.30	12.55	2.63	37.45
UCBC	Union Community Bancorp	25.10	48.70	31.40	30.40	28.90	27.40	143.80	156.20	18.41	2.39	68.97
UCFC	United Community Financial Corp.	10.93	339.00	12.40	12.40	17.10	16.60	131.70	153.20	13.99	3.02	50.39
UTBI	United Tennessee Bankshares, Inc.	21.65	24.80	12.60	32.40	12.90	15.40	135.70	140.70	21.62	1.85	23.81
WAYN	Wayne Savings Bancshares, Inc.	15.00	51.40	28.90	28.90	NM	47.00	136.40	145.10	12.65	3.20	436.36
WES	Westcorp	59.29	3,096.50	12.00	NA	13.20	NA	207.20	207.20	18.31	1.01	13.14
WFSL	Washington Federal, Inc.	22.01	1,910.30	14.10	14.10	13.50	13.30	162.70	171.10	24.09	3.63	47.91
WGBC	Willow Grove Bancorp, Inc.	15.08	223.20	20.90	19.40	21.20	18.60	132.60	133.70	14.80	3.18	66.20
WM	Washington Mutual, Inc.	37.82	#######	10.00	10.20	10.90	10.60	147.60	206.40	10.20	5.08	53.45
WSB	Washington Savings Bank, F.S.B.	8.68	64.30	9.40	9.40	8.90	8.90	115.60	115.60	12.15	-	14.29
WSFS	WSFS Financial Corporation	57.64	395.60	16.00	16.00	16.00	16.30	204.70	206.30	14.65	0.49	7.22
WVFC	WVS Financial Corp.	16.10	38.30	10.60	10.60	13.50	14.60	132.00	132.00	9.15	3.98	53.78
	All Fully Converted Average		810.78	17.57	20.84	18.51	20.56	142.23	164.13	13.72	2.32	52.01
	All Fully Converted Median		100.75	14.60	15.80	15.70	16.60	129.65	149.40	12.71	2.34	39.51
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	12.01	190.60	23.31	23.31	28.14	28.14	90.94	90.94	21.50	1.67	NA
ACFC	Atlantic Coast Federal Corporation (MHC)	13.50	196.40	40.73	40.73	44.95	44.62	98.06	99.55	24.25	2.07	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	13.37	78.90	29.32	218.25	53.57	72.81	91.17	94.00	9.29	3.74	312.50
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	10.25	135.60	NM	NM	NM	NM	NM	NM	NM	-	NA
CFFN	Capitol Federal Financial (MHC)	33.95	2,524.90	30.01	30.01	NM	NM	106.07	106.07	25.42	5.89	NM
CHFN	Charter Financial Corp. (MHC)	34.00	666.50	35.97	50.37	40.25	51.75	91.33	92.07	43.21	4.12	571.43
CHEV	Cheviot Financial Corp. (MHC)	11.25	111.60	48.32	48.32	35.55	35.55	85.77	85.77	33.45	2.13	88.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.32	313.10	45.67	43.85	42.75	43.04	89.10	89.10	31.44	1.94	94.74

Exhibit 4
Industry Multiples
Pricing Data as of October 14, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market		Price/		Price/		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
COBK	Colonial Bankshares, Inc. (MHC)	10.00	45.20	NM	NM	NM	NM	NM	NM	NM	-	NA
FFCO	FedFirst Financial Corp. (MHC)	8.53	56.40	NM	NM	NM	NM	NM	NM	NM	-	NA
FFFS	First Federal Financial Services, Inc. (MHC)	13.00	51.00	22.23	22.23	21.60	21.60	83.16	83.16	31.38	3.38	83.02
GOV	Gouverneur Bancorp Inc. (MHC)	12.30	28.10	23.97	23.97	25.29	26.86	86.81	86.81	21.30	2.28	68.29
ALLB	Greater Delaware Valley Savings Bank (MHC	26.07	89.70	99.12	60.89	46.68	43.32	93.33	93.33	20.01	1.38	102.86
GCBC	Greene County Bancorp Inc. (MHC)	18.28	75.50	24.18	24.18	21.89	21.89	109.78	109.78	22.83	2.41	62.86
HBOS	Heritage Financial Group (MHC)	10.80	121.40	NM	NM	NM	NM	NM	NM	NM	-	NA
HOME	Home Federal Bancorp, Inc. (MHC)	12.33	187.50	22.02	25.78	30.41	NM	94.51	94.51	24.23	1.62	NA
ISBC	Investors Bancorp, Inc. (MHC)	10.06	1,169.70	NM	NM	NM	NM	NM	NM	NM	-	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.00	25.60	24.60	24.70	25.24	25.55	79.39	87.43	9.67	2.31	69.77
KRNY	Kearny Financial Corp (MHC)	11.36	826.30	21.00	45.06	32.94	41.75	82.63	90.19	31.76	1.76	33.33
KFFB	Kentucky First Federal Bancorp (MHC)	10.25	88.10	30.21	37.14	41.48	44.31	82.05	95.79	27.94	3.90	NA
KFED	K-Fed Bancorp (MHC)	12.12	174.90	26.39	26.39	28.27	28.27	95.80	98.23	23.90	1.98	61.11
NVSL	Naugatuck Valley Financial Corp. (MHC)	11.45	87.10	40.20	42.76	97.18	42.68	93.59	93.83	24.91	1.40	NA
NWSB	Northwest Bancorp, Inc. (MHC)	21.26	1,082.50	16.67	16.67	16.86	16.95	95.12	110.00	15.72	2.63	45.05
OSHC	Ocean Shore Holding Company (MHC)	10.85	95.10	25.34	25.34	49.23	28.92	90.17	90.17	16.07	-	NA
ONFC	Oneida Financial Corp. (MHC)	10.60	80.50	17.23	17.66	19.03	16.71	87.67	102.41	16.87	3.96	85.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.00	32.00	27.41	27.41	27.28	32.78	81.50	91.67	9.75	3.15	107.89
PBCT	People's Bank (MHC)	30.62	4,332.00	24.46	29.88	28.56	31.86	127.46	131.59	33.12	2.87	95.01
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MH	11.26	140.70	28.76	28.76	33.98	33.45	89.50	89.50	27.55	1.42	NA
PSBH	PSB Holdings, Inc. (MHC)	10.15	70.50	26.00	25.96	42.62	28.74	82.55	82.55	19.05	1.97	111.11
RCKB	Rockville Financial, Inc. (MHC)	13.32	258.90	NM	NM	NM	NM	NM	NM	NM	-	NA
SIFI	SI Financial Group Inc. (MHC)	11.37	142.90	33.23	35.18	53.33	31.34	92.14	92.29	19.54	1.06	NA
UBNK	United Financial Bancorp, Inc. (MHC)	11.55	198.70	NM	NM	NM	NM	NM	NM	NM	-	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	10.60	357.20	NM	NM	NM	NM	NM	NM	NM	-	NA
WFD	Westfield Financial Inc. (MHC)	22.80	227.00	32.29	32.52	30.69	30.77	99.15	99.15	24.90	1.75	95.24
	All MHC's Average	14.58	419.47	31.49	39.51	36.71	34.32	92.26	95.38	23.42	1.85	122.83
	All MHC's Median	11.78	138.15	26.90	29.32	32.94	31.60	91.05	92.81	24.07	1.85	88.46

Exhibit 4
Industry Multiples
Pricing Data as of October 14, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	New Jersey											
ABNJ	American Bancorp of New Jersey, Inc.	9.84	278.90	NM	119.30	NM	70.00	354.90	354.90	31.46	1.43	260.43
FMCO	FMS Financial Corporation	17.70	115.10	15.80	15.80	14.30	15.00	156.10	161.00	9.46	0.68	9.68
HCBK	Hudson City Bancorp, Inc.	11.61	6,937.80	26.40	26.40	26.40	27.00	121.80	121.80	25.64	2.41	58.45
OCFC	OceanFirst Financial Corp.	22.58	288.00	14.10	14.10	14.60	14.70	212.60	214.70	14.54	3.54	51.61
PBCI	Pamrapo Bancorp, Inc.	21.69	107.90	13.90	13.90	13.60	13.60	189.90	189.90	16.89	4.06	54.37
PFS	Provident Financial Services, Inc.	16.79	1,205.30	21.00	21.10	19.80	19.90	108.30	179.90	18.97	1.91	34.12
PFSB	PennFed Financial Services, Inc.	17.68	234.40	15.80	15.80	15.90	15.90	189.30	189.30	11.45	1.58	21.62
SYNF	Synergy Financial Group, Inc.	12.19	145.90	30.50	29.90	31.30	31.30	147.50	148.80	15.80	1.64	46.15
	New Jersey Fully Converted Average		1,164.16	19.64	32.04	19.41	25.93	185.05	195.04	18.03	2.16	67.05
	New Jersey Fully Converted Median		256.65	15.80	18.45	15.90	17.90	172.70	184.60	16.35	1.78	48.88
	New Jersey MHC's											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.32	313.10	45.67	43.85	42.75	43.04	89.10	89.10	31.44	1.94	94.74
COBK	Colonial Bankshares, Inc. (MHC)	10.00	45.20	NM	NM	NM	NM	NM	NM	NM	-	NA
ISBC	Investors Bancorp, Inc. (MHC)	10.06	1,169.70	NM	NM	NM	NM	NM	NM	NM	-	NA
KRNY	Kearny Financial Corp (MHC)	11.36	826.30	21.00	45.06	32.94	41.75	82.63	90.19	31.76	1.76	33.33
OSHC	Ocean Shore Holding Company (MHC)	10.85	95.10	25.34	25.34	49.23	28.92	90.17	90.17	16.07	-	NA
	New Jersey MHC's Average		489.88	30.67	38.08	41.64	37.90	87.30	89.82	26.42	0.74	64.04
	New Jersey MHC's Median		313.10	25.34	43.85	42.75	41.75	89.10	90.17	31.44	-	64.04

Exhibit 4
Industry Multiples
Pricing Data as of October 14, 2005

		Current	Current	Current Price in Relation to								Current	LTM
		Stock	Market		Price/		Price/		Tangible			Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets		Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)		(%)	(%)
	Comparable Group												
ALLB	Greater Delaware Valley Savings Bank (MHC	26.07	89.70	99.12	60.89	46.68	43.32	93.33	93.33	20.01		1.38	102.86
BCSB	BCSB Bankcorp, Inc. (MHC)	13.37	78.90	29.32	218.25	53.57	72.81	91.17	94.00	9.29		3.74	312.50
CHEV	Cheviot Financial Corp. (MHC)	11.25	111.60	48.32	48.32	35.55	35.55	85.77	85.77	33.45		2.13	88.46
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.32	313.10	45.67	43.85	42.75	43.04	89.10	89.10	31.44		1.94	94.74
FFFS	First Federal Financial Services, Inc. (MHC)	13.00	51.00	22.23	22.23	21.60	21.60	83.16	83.16	31.38		3.38	83.02
GCBC	Greene County Bancorp Inc. (MHC)	18.28	75.50	24.18	24.18	21.89	21.89	109.78	109.78	22.83		2.41	62.86
GOV	Gouverneur Bancorp Inc. (MHC)	12.30	28.10	23.97	23.97	25.29	26.86	86.81	86.81	21.30		2.28	68.29
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.00	25.60	24.60	24.70	25.24	25.55	79.39	87.43	9.67		2.31	69.77
KFED	K-Fed Bancorp (MHC)	12.12	174.90	26.39	26.39	28.27	28.27	95.80	98.23	23.90		1.98	61.11
ONFC	Oneida Financial Corp. (MHC)	10.60	80.50	17.23	17.66	19.03	16.71	87.67	102.41	16.87		3.96	85.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.00	32.00	27.41	27.41	27.28	32.78	81.50	91.67	9.75		3.15	107.89
WFD	Westfield Financial Inc. (MHC)	22.80	227.00	32.29	32.52	30.69	30.77	99.15	99.15	24.90		1.75	95.24
	Comparable Average		107.33	35.06	47.53	31.49	33.26	90.22	93.40	21.23		2.534	102.68
	Comparable Median		79.70	26.90	26.90	27.77	29.52	88.39	92.50	22.07		2.295	86.94
	All Fully Converted Average		810.78	17.57	20.84	18.51	20.56	142.23	164.13	13.72		2.315	52.01
	All Fully Converted Median		100.75	14.60	15.80	15.70	16.60	129.65	149.40	12.71		2.340	39.51
	All MHC's Average		419.47	31.49	39.51	36.71	34.32	92.26	95.38	23.42		1.847	122.83
	All MHC's Median		138.15	26.90	29.32	32.94	31.60	91.05	92.81	24.07		1.850	88.46
	New Jersey Fully Converted Average		1,164.16	19.64	32.04	19.41	25.93	185.05	195.04	18.03		2.156	67.05
	New Jersey Fully Converted Median		256.65	15.80	18.45	15.90	17.90	172.70	184.60	16.35		1.775	48.88
	New Jersey MHC's Average		489.88	30.67	38.08	41.64	37.90	87.30	89.82	26.42		0.740	64.04
	New Jersey MHC's Median		313.10	25.34	43.85	42.75	41.75	89.10	90.17	31.44		-	64.04